Exhibit 12

Nucor Corporation

2013 Form 10-Q

	Computation of Ratio of Earnings to Fixed Charges
	Year-ended December 31,					Three Months Ended March 30, 2013	Three Months Ended March 31, 2012
	2008	2009	2010	2011	2012
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$3,104,391	$(413,978)	$267,115	$1,251,812	$852,940	$153,328	$225,062
Plus: losses from equity investments	36,920	82,341	32,082	10,043	13,323	1,172	6,674
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	146,360	168,317	163,626	183,541	179,169	38,569	47,208
Plus: amortization of capitalized interest	300	962	2,332	2,724	2,550	696	872
Plus: distributed income of equity investees	20,117	7,373	4,923	3,883	9,946	6,708	3,884
Less: interest capitalized	(10,020)	(16,390)	(940)	(3,509)	(4,715)	(4,621)	(1,982)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(314,277)	(57,865)	(73,110)	(83,591)	(88,507)	(25,939)	(18,308)

Total earnings/(loss) before fixed charges	$2,983,791	$(229,240)	$396,028	$1,364,903	$964,706	$169,913	$263,410

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$144,845	$166,313	$162,213	$182,321	$178,218	$38,302	$46,963
Estimated interest on rent expense	1,515	2,004	1,413	1,220	951	267	245

Total fixed charges	$146,360	$168,317	$163,626	$183,541	$179,169	$38,569	$47,208

Ratio of earnings to fixed charges	20.39	*	2.42	7.44	5.38	4.41	5.58

*	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $397,557.